UNITED BUSINESS HOLDINGS, INC.
4380 La Jolla Village Drive, Suites 110 and 120
San Diego, California 92122
February 9, 2009
VIA EDGAR and facsimile
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Kathryn McHale

Re:	United Business Holdings, Inc. Registration Statement on Form S-1 File No. 333-153924
Ladies and Gentlemen:
     With respect to the above-captioned Registration Statement, United Business Holdings, Inc. (the “Company”), as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities being specified in the Registration Statement, and requests, pursuant to Rule 461 promulgated under the Securities Act, that the effectiveness of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form S-1, as amended, be accelerated so that the Registration Statement will become effective on February 11, 2009 or as soon thereafter as practicable.
     In connection with this request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would appreciate your communicating to us via Pam Gates O’Quinn, Hunton & Williams LLP, as counsel to the Company, at (214) 468-3366, confirmation of the declaration of effectiveness of the Registration Statement.
     Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.
     Very truly yours,

/s/ Bob Adkins Bob Adkins
Executive Vice President and Chief Financial Officer